Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NCF Wealth Group is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the merger, share exchange or other similar business combination (“Business Combination” or “Merger”).

The following unaudited pro forma condensed combined financial statements give effect to the Merger in accordance with GAAP. On March 21, 2019, the Merger was consummated. The Merger is accounted for as a “reverse merger” and recapitalization since, immediately following completion of the Merger, the stockholders of NCF Wealth Group owns at least 50.1% of the outstanding common stock of Hunter Maritime Acquisition Corp  (“Hunter Maritime”), NCF Wealth Group has its current officers assuming all corporate and day-to-day management offices of Hunter Maritime, including chief executive officer and chief financial officer, and board members appointed by NCF Wealth Group constitutes a majority of the board of the combined company after the Merger. For accounting purposes, NCF Wealth Group is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of NCF Wealth Group.

The following unaudited pro forma combined and consolidated balance sheet as of December 31, 2018 combines the audited historical consolidated balance sheet of NCF Wealth Group as of December 31, 2018, the date of the latest available financial information for NCF Wealth Group, with the audited historical balance sheet of Hunter Maritime as of December 31, 2018, giving effect to the Merger and the transactions contemplated thereto as if they had been consummated as of December 31, 2018.

The following unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2018, combines the audited historical consolidated results of operations of NCF Wealth Group for the year ended December 31, 2018 with the audited historical statement of operations of Hunter Maritime for the year ended December 31, 2018 giving effect to the Merger and the transactions contemplated thereto as if they had been consummated as of January 1, 2018.

The following unaudited pro forma information is further adjusted to reflect the March 20, 2019 redemption of 1,926,021 common shares, as if such redemptions had occurred as of December 31, 2018.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Merger, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma combined and consolidated financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger.

The historical financial statements of NCF Wealth Group and Hunter Maritime have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in US Dollars. The unaudited pro forma condensed combined financial statements included herein are prepared under US GAAP and presented in US Dollars. Following the consummation of the Merger, the combined entity intends to prepare its consolidated financial statements under US GAAP and present such consolidated financial statements in US Dollars.

The audited financial statements of NCF Wealth Group for the year ended December 31, 2018 included elsewhere in this prospectus. The pro forma combined and consolidated included NCF Wealth Group, its wholly-owned subsidiaries, and consolidated VIEs, and the historical financial information of Hunter Maritime was derived from the audited financial statements of Hunter Maritime for the year ended December 31, 2018 included in this prospectus. This information should be read together with NCF Wealth Group and Hunter Maritime’s audited financial statements and related notes, the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. NCF Wealth Group and Hunter Maritime have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Hunter Maritime Acquisition Corp.

Pro Forma Condensed Combined Balance Sheet

As of December 31, 2018

(Unaudited)

	NCF Wealth Holdings Limited	Hunter Maritime Acquisition Corp.	Pro Forma Adjustment	Notes	Pro Forma Balance Sheet
	A	B
Assets
Current assets:
Cash and cash equivalents	$25,057,905	$140,517	$600,000	(1)	$26,143,380
	-	-	2,530,544	(4)	-
	-	-	(2,008,044)	(5)	-
	-	-	(177,542)	(6)	-
Cash and Investments held in the Trust Account	-	22,074,404	130,445	(2)	-
	-	-	(19,674,305)	(3)	-
	-	-	(2,530,544)	(4)	-
Accounts receivable, net	3,017,176	-	-		3,017,176
Accounts receivable – related parties	272,731	-	-		272,731
Advances to suppliers	2,724,798	-	-		2,724,798
Other receivables, net	1,525,929	-	-		1,525,929
Advances to suppliers and other receivables - related parties	1,238,726	-	-		1,238,726
Prepaid expenses and other current assets	-	3,320	(3,320)	(8)	-
Short-term Investment	129,182,053	-	-		129,182,053
Other current assets	6,155,139	-	-		6,155,139
Total current assets	169,174,457	22,218,241	(21,132,766)		170,259,932

Non-current assets:
Deferred tax assets	4,621,750	-	-		4,621,750
Fixed assets, net	2,348,203	-	-		2,348,203
Equity method investments	6,333,850	-	-		6,333,850
Long-term other receivable	263,259	-	-		263,259
Other non-current assets	143,534	-	-		143,534
Total non-current assets	13,710,596	-	-		13,710,596

Total assets	$182,885,053	$22,218,241	$(21,132,766)		$183,970,528

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$-	$37,749	$(37,749)	(6)	$-
Accrued expenses	-	139,793	(139,793)	(6)	-
Deferred underwriting fees	-	5,310,585	-		5,310,585
Unsecured promissory notes	-	800,000	600,000	(1)	-
	-	-	(1,400,000)	(7)	-
Accrued marketing and channel fees	4,332,622	-	-		4,332,622
Accrued marketing and channel fees – related parties	8,721,892	-	-		8,721,892
Accruals and other liabilities	9,800,696	-	3,456,050	(10)	13,256,746
Accruals and other liabilities - related parties	365,707	-	-		365,707
Taxes payable	7,317,785	-	-		7,317,785
Loan payable - related parties	1,140,742	-	-		1,140,742
Amount due to related parties	1,091,146	-	-		1,091,146
Note payable – Great Reap	4,077,000	-	-		4,077,000
Total current liabilities	36,847,590	6,288,127	2,478,508		45,614,225

Total liabilities	36,847,590	6,288,127	2,478,508		45,614,225

Common stock subject to possible redemption	-	10,930,113	(10,930,113)	(3)	-

Shareholders’ equity:
Series B Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 29,426,129 shares issued and outstanding as of December 31, 2018)	294	-	(294)	(9)	-
Series C-1 Preferred shares ($0.00001 par value, 1,000,000,000 shares authorized; 24,711,296 shares issued and outstanding as of December 31, 2018)	247	-	(247)	(9)	-
Ordinary Shares ($0.00001 par value, authorized 3,000,000,000 shares; shares issued, 1,091,569,209 shares issued as of December 31, 2018; 981,569,209 shares outstanding as of December 31, 2018)	10,916	-	(10,916)	(9)	-
Common stock, $0.0001 par value; 500,000,000 shares authorized; 4,890,697 shares issued and outstanding as of December 31, 2018 (excluding 1,076,328 shares subject to possible redemption)	-	489	(85)	(3)	20,404
	-	-	20,000	(9)	-
Shares in Employee Benefit Trust ($0.00001 par value, 110,000,000 shares held as of December 31, 2018)	(4,077,600)	-	-		(4,077,600)
Additional paid-in capital	141,011,552	7,331,343	(8,744,107)	(3)	136,777,495
			130,445	(2)
	-	-	(2,008,044)	(5)	-
			1,400,000	(7)	-
	-	-	(3,320)	(8)	-
	-	-	(2,340,374)	(9)	-
Statutory reserve	6,838,628	-	-		6,838,628
Retained earnings (accumulated deficit)	563,487	(2,331,831)	2,331,831	(9)	(2,892,563)
	-	-	(3,456,050)	(10)	-
Accumulated other comprehensive income	1,810,416	-	-		1,810,416
Total shareholder’s equity attributable to the combined company	146,157,940	5,000,001	(12,681,161)		138,476,780
Non-controlling interest	(120,477)	-	-		(120,477)
Total shareholders’ equity	146,037,463	5,000,001	(12,681,161)		138,356,303

Total liabilities and shareholders’ equity	$182,885,053	$22,218,241	$(21,132,766)		$183,970,528

Hunter Maritime Acquisition Corp.

Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2018

(Unaudited)

	NCF Wealth Holdings Limited	Hunter Maritime Acquisition Corp.	Pro Forma Adjustment		Pro Forma Income Statement
	A	B

Net revenue
Transaction and service fee	$234,972,184	$-	$-		$234,972,184
Transaction and service fee - related parties	6,273,413	-	-		6,273,413
Commission fee	8,751,657	-	-		8,751,657
Commission fee - related parties	1,626,942	-	-		1,626,942
Other revenue	13,787,535	-	-		13,787,535
Other revenue - related parties	7,039	-	-		7,039
Total Net revenue	265,418,770	-	-		265,418,770

Operating cost and expenses
Sales and marketing expenses	(156,329,090)	-	-		(156,329,090)
Product development expenses	(17,198,056)	-	-		(17,198,056)
Loan facilitation and servicing expenses	(3,919,555)	-	-		(3,919,555)
General and administrative expenses	(15,433,707)	(949,114)	1,779,529	(11)	(14,603,292)
Total operating cost and expenses	(192,880,408)	(949,114)	1,779,529		(192,049,993)

Operating Income (loss)	72,538,362	(949,114)	1,779,529		73,368,777

Other income (expenses)
Interest and other income	7,176,876	1,482,889	(1,482,889)	(11)	7,176,876
Interest (expense) and other expenses	(36,829)	(2,084,127)	-		(2,120,956)
Foreign currency transaction (loss) gain	(1,171,933)	-	-		(1,171,933)
Loss in equity method investment	(199,908)	-	-		(199,908)
Gain on sale of equity interest in a subsidiary	94,104	-	-		94,104
Income from short-term investment	506,590	-	-		506,590
Other miscellaneous income (expenses)	361,743	-	-		361,743
Total other income (expenses)	6,730,643	(601,238)	(1,482,889)		4,646,516

Income (loss) before income tax	79,269,005	(1,550,352)	296,640		78,015,293
Income tax (expense) benefit	(19,260,548)	-	-		(19,260,548)
Net income (loss)	60,008,457	(1,550,352)	296,640		58,754,745

Net loss attributable to non-controlling interest	(276,514)	-			(276,514)

Net income (loss) attributable to the combined company	60,284,971	(1,550,352)	296,640		59,031,259

Less: Net income allocated to participating securities	2,848,612	-	-		2,848,612

Net income (loss) attributable to ordinary shareholders of combined company	$57,436,359	$(1,550,352)	$296,640		$56,182,647

Earnings (loss) per ordinary share
Basic earnings (loss) per ordinary share attributable to the combined company	$0.05	$(0.41)	$-		$0.28
Weighted-average number of ordinary shares used in computing basic net income (loss) per share	1,091,569,209	3,793,275	-		204,041,004
Diluted earnings (loss) per ordinary share attributable to the combined company	$0.05	$-	$-		$0.28
Weighted-average number of ordinary shares used in computing diluted net income (loss) per share	1,145,706,634	-	-		204,041,004

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transactions

On October 5, 2018, we entered into the Merger Agreement with NCF and Zhenxin Zhang, as representative of the NCF Stockholders, pursuant to which NCF merged with and into our subsidiary, with NCF continuing as the surviving company and as our wholly-owned subsidiary.

On November 6, 2018, we completed a tender offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline (the “Extension Amendment”) by which a business combination must be consummated to April 23, 2019 (the “Extended Date”), pursuant to which we purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million (the “Extension Tender Offer”). In connection with the Extension Tender Offer, we deposited into the Trust Account an additional $1,896,637.50 to make the total amount on deposit in the Trust Account equal to $10.125 per Class A common share (the “First Tender Contribution”). The First Tender Contribution was funded by a combination of cash on hand held outside the Trust Account and a loan to us from our Sponsor in the principal amount of $500,000 and which bears interest at LIBOR plus 0.60%.

On March 19, 2019, we completed a tender offer in connection with the Business Combination. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration date, a total of 1,926,021 Class A common shares were validly tendered and not properly withdrawn. All such Class A common shares were accepted for purchase. Accordingly, the Company purchased all such Class A common shares at the purchase price of $10.215 per Class A common share, for a total purchase price of $19,674,304.52, excluding fees and expenses related to the Offer.

On March 21, 2019, the Merger closed. The aggregate consideration provided by us to the NCF Stockholders pursuant to the Merger Agreement consists of: (i) 200,000,000 Class A common shares (the “Closing Payment Shares”), of which 15,000,000 Class A common shares were deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders (the “Escrow Shares”), plus (ii) earnout payments consisting of up to an additional 50,000,000 Class A common shares if we (and its subsidiaries on a consolidated basis) meet certain financial performance targets for the 2019 and 2020 fiscal years.

The Merger is accounted for, in accordance with GAAP, as a “reverse merger” and recapitalization at the date of the consummation of the transaction since the stockholders of NCF Wealth Group owns at least 50.1% of the outstanding common stock of Hunter Maritime immediately following the completion of the Merger, NCF Wealth Group has its current officers assuming all corporate and day-to-day management offices of Hunter Maritime, including chief executive officer and chief financial officer, and board members appointed by NCF Wealth Group constitutes a majority of the board of the combined company after the Business Combination. Accordingly, NCF Wealth Group is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of NCF Wealth Group. Hunter Maritime’s assets, liabilities and results of operations is consolidated with the assets, liabilities and results of operations of NCF Wealth Group upon consummation of the Merger.

2. Pro Forma Adjustments to the Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2018, and Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 2018

(1) To reflect the loans from CMB, NV  to Hunter Maritime Acquisition Corp. (“HMAC”) as per January 29, 2019 and February 25, 2019 for an amount of $200,000 and $400,000 respectively. The loan is unsecured and bears interest at a rate per annum of LIBOR plus 0.60%.

(2) To reflect the interest earned on investments held in Trust Account after December 31, 2018.

(3) To reflect the final results of shares redeemed upon consummation of the Merger:

(a)	A total of 1,926,021 Class A common shares were validly tendered and accepted for purchase for a total cost of $19,674,305 at $10.215 per share, excluding fees and expenses related to the Tender Offer, which will be released from the Company’s Trust Account.

(b)	The remaining balance in common shares subject to redemption was transferred to permanent equity. (Inclusive of 218,453 shares underlying Units).

(4) To reflect the release of cash from investments held in the Trust Account.

(5) To reflect the payment of $2,008,044 made by HMAC at the closing of the Merger, including legal fees and other professional fees related to the Merger incurred in 2019.

(6) To reflect the payment of accounts payable and accrued expenses by HMAC.

(7) To reflect the 933,333 private warrants to the sponsor in exchange for the cancellation of $1,400,000 of promissory notes.

(8) To write off Prepaid incurred by Hunter upon merger.

(9) To reflect recapitalization of NCF through the contribution of the share capital in NCF to HMAC, the issuance of 200,000,000 Class A common shares, of which 15,000,000 Class A common shares were deposited into escrow to secure certain indemnification obligations of NCF and the NCF Stockholders, the conversion of NCF’s Preferred shares to Ordinary Shares upon the occurrence of a successful Initial Business Combination and the elimination of the historical accumulated deficit of HMAC.

(10) To reflect the accrual of $3,456,050 in legal fees and other professional fees related to the Merger.

(11) To reflect the removal of non-recurring charges directly related to the transaction:

(a)	Interest income derived from investments held in Trust Account in the amount of $1,482,889.

(b)	Legal fees and other professional fees related to the Merger in the amount of $1,779,529.

3. Earnings Per Share  (Unaudited)

As the Transaction is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Transaction were outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Similarly, if shares are assumed to be repurchased, this calculation is retroactively adjusted to eliminate such shares for the entire period. Weighted average common shares outstanding — basic and diluted is calculated as follows:

Unaudited
Hunter Maritime shares held by sponsor	3,793,275
Hunter Maritime public shares outstanding – IPO	2,173,750
Hunter Maritime shares electing cash redemption	(1,926,021)
Hunter Maritime shares issued in Merger to NCF Wealth Group’s investors	200,000,000
Weighted average ordinary shares outstanding for earnings per share calculation	204,041,004

4. Comparative Per Share Information (Unaudited)

The following table sets forth historical comparative share information for NCF Wealth Group and Hunter Maritime, and unaudited pro forma combined share information after giving effect to the Merger, with that holder of 1,926,021 public shares as of March 20, 2019 exercise their redemption rights. The historical information should be read in conjunction with the historical financial statements of NCF Wealth Group and Hunter Maritime included elsewhere in this prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this prospectus.

The unaudited pro forma combined share information does not purport to represent what the actual results of operations of NCF Wealth Group and Hunter Maritime would have been had the Merger been completed or to project NCF Wealth Group’s and Hunter Maritime’s results of operations that may be achieved after the Merger. The unaudited pro forma book value per share information below does not purport to represent what the value of NCF Wealth Group and Hunter Maritime would have been had the Merger been completed nor the book value per share for any future date or period.

The pro forma book value per share information was computed as if the Merger and the related financing transactions had been completed on December 31, 2018. The pro forma earnings from continuing operations information for the year ended December 31, 2018 was computed as if the Merger and the related financing transactions had been completed on January 1, 2018.

The historical book value per share is computed by dividing total common shareholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma combined book value per share is computed by dividing total pro forma common shareholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period. The pro forma earnings from continuing operations per share of the combined company is computed by dividing the pro forma income from continuing operations available to the combined company’s common shareholders by the pro forma weighted-average number of shares outstanding over the period.

Year Ended December 31, 2018	NCF Wealth Holdings Limited	Hunter Maritime Acquisition Corp.	Combined
	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss) attributable to ordinary shareholders of the combined company	$57,436,359	$(1,550,352)	$56,182,647
Stockholders’ equity	$146,037,463	$5,000,001	$138,356,303
Weighted average shares outstanding—basic and diluted	1,091,569,209	3,793,275	204,041,004
Basic earnings (loss) per ordinary share attributable to the combined company	$0.05	$(0.41)	$0.28
Weighted-average number of ordinary shares used in computing diluted net income (loss) per share	1,145,706,634	-	204,041,004
Diluted earnings (loss) per ordinary share attributable to the combined company	$0.05	$-	$0.28
Book value per share as of December 31, 2018	$0.13	$1.32	$0.68